Exhibit 11

BRUSH WELLMAN INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

	Third Quarter Ended		Nine Months Ended

	October 1,	October 2,	October 1,	October 2,
	1999	1998	1999	1998

Basic:

Average shares outstanding	16,200,229	16,197,162	16,197,158	16,295,836

Net income	$(552,000)	$98,000	$5,168,000	$(6,824,000)

Per share amount	$(0.03)	$0.01	$0.32	$(0.42)

Diluted:

Average shares outstanding	16,200,229	16,197,162	16,197,158	16,295,836

Dilutive stock options based on the treasury stock method using average market price	—	74,964	64,720	—

Totals	16,200,229	16,272,126	16,261,878	16,295,836

Net income	$(552,000)	$98,000	$5,168,000	$(6,824,000)

Per share amount	$(0.03)	$0.01	$0.32	$(0.42)

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